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================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Health Grades, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   84748M 10 2
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                                 (CUSIP Number)


                             Deborah O'Neal-Johnson
                                  INVESCO, Inc.
                              1315 Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 892-0896
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 16, 2001
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  84748M 10 2
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      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
                    CHANCELLOR V, L.P.
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)   [ ]
           (b)   [X]
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      3.   SEC Use Only:

--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions):
                    WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
           [ ]
--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization:
                    Delaware
--------------------------------------------------------------------------------
Number of         7.   Sole Voting Power
Shares                        0
Beneficially    ----------------------------------------------------------------
Owned by          8.   Shared Voting Power
Each                          5,982,350
Reporting       ----------------------------------------------------------------
Person With       9.   Sole Dispositive Power
                              0
                ----------------------------------------------------------------
                 10.   Shared Dispositive Power
                              5,982,350
--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    5,982,350
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           [ ]
--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11):
                    25.96%
--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions):
                    PN
--------------------------------------------------------------------------------

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CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
                    IPC DIRECT ASSOCIATES V, L.L.C.
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)   [ ]
           (b)   [X]
--------------------------------------------------------------------------------
      3.   SEC Use Only:

--------------------------------------------------------------------------------
      4.  Source of Funds (See Instructions):
                    WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
           [ ]
--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization:
                    Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                             0
Beneficially     ---------------------------------------------------------------
Owned by            8.   Shared Voting Power
Each                               5,982,350
Reporting        ---------------------------------------------------------------
Person With         9.   Sole Dispositive Power
                                   0
                 ---------------------------------------------------------------
                   10.   Shared Dispositive Power
                                   5,982,350
--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    5,982,350
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           [ ]
--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11):
                    25.96%
--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions):
                    OO
--------------------------------------------------------------------------------


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CUSIP No.:  84748M 10 2

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
                    INVESCO PRIVATE CAPITAL, INC.
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)  [ ]
           (b)  [X]
--------------------------------------------------------------------------------
      3.   SEC Use Only:

--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions):
                    WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
           [ ]
--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization:
                    Delaware
--------------------------------------------------------------------------------
Number of            7.   Sole Voting Power
Shares                             0
Beneficially      --------------------------------------------------------------
Owned by             8.   Shared Voting Power
Each                               5,982,350
Reporting         --------------------------------------------------------------
Person With          9.   Sole Dispositive Power
                                   0
                  --------------------------------------------------------------
                    10.   Shared Dispositive Power
                                   5,982,350
--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                    5,982,350
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           [ ]
--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11):
                    25.96%
--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions):
                    CO
--------------------------------------------------------------------------------

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     This Amendment No. 2 amends and supplements the Schedule 13D originally filed on March 27, 2000 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on March 26, 2001 ("Amendment No. 1"), by the undersigned relating to the shares of common stock, $0.001 par value per share, (the "Common Stock") of Health Grades, Inc. (the "Company"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     Chancellor has entered into an agreement with the Company and another investor under which Chancellor and the other investor may provide equity financing to the Company of up to $2,000,000. Under the agreement, the Company was granted an option, exercisable as of or prior to December 31, 2001, to sell additional shares of Common Stock and warrants to Chancellor for a purchase price of up to $1,168,400. The number of shares and warrants that would be issued is based on the market price of the Common Stock on the date the Company exercises its option, but in no event less than $0.15 per share. In consideration for Chancellor entering into the agreement, the Company has issued to Chancellor a six year warrant to purchase 292,100 shares of Common Stock at an exercise price of $0.26 per share, the closing price of the Common Stock on April 16, 2001. In addition to the foregoing, the Company has agreed to reprice options to purchase 58,420 shares of Common Stock, owned by Chancellor, to an exercise price of $0.26 per share.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

TOTAL OUTSTANDING SHARES. According to information provided to the Filing Persons by the Company, the number of shares of Common Stock outstanding on March 31, 2001 was 21,273,425 and the number of shares of Common Stock subject to warrants held by Chancellor was 1,767,350 for a total of 23,040,775 shares.

CHANCELLOR. As of the date of filing of this Schedule 13D, Chancellor is the holder of record of 5,982,350 shares of Common Stock of the Company, consisting of 4,215,000 shares of Common Stock and warrants to purchase 1,767,350 shares of Common Stock exercisable within 60 days hereof, representing approximately 25.96% of the outstanding Common Stock, and has shared voting and investment power with respect to such securities.

IPC. IPC as sole General Partner of Chancellor, may also be deemed to have shared voting and investment power with respect to such securities. IPC disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

PRIVATE CAPITAL. Under the investment management agreement with Chancellor, Private Capital has shared dispositive power and voting power with respect to the securities held by Chancellor. Private Capital disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     On April 16, 2001, Chancellor acquired a warrant to purchase 292,100 shares of Common Stock from the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     On April 16, 2001, Chancellor entered into an agreement with the Company and another investor under which

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the Company was granted an option, exercisable as of or prior to December 31,
2001, to sell additional shares of Common Stock and warrants to Chancellor for a purchase price of up to $1,168,400. The number of shares and warrants that would be issued is based on the market price of the Common Stock on the date the Company exercises its option, but in no event less than $0.15 per share.

                                  EXHIBIT INDEX

NO.                 DESCRIPTION OF EXHIBIT
---                 ----------------------

Exhibit A           Agreement of Joint Filing, dated April 25, 2001, among the
                    Filing Persons.

Exhibit B           Co-Sale and Voting Agreement, dated March 17, 2000,
                    previously filed.

Exhibit C           Letter Agreement, dated April 16, 2001.











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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: April 25, 2001


                                    CHANCELLOR V, L.P.
                                    By its general partner:
                                    IPC Direct Associates V, L.L.C.
                                    By its Managing Member:
                                    INVESCO Private Capital, Inc.


                                    By: /s/ Alessandro Piol
                                       ----------------------------------
                                    Name: Alessandro Piol
                                    Its: Managing Director


                                    IPC DIRECT ASSOCIATES V, L.L.C.
                                    By its Managing Member:
                                    INVESCO Private Capital, Inc.


                                    By: /s/ Alessandro Piol
                                       ----------------------------------
                                    Name: Alessandro Piol
                                    Its: Managing Director


                                    INVESCO PRIVATE CAPITAL, INC.


                                    By: /s/ Alessandro Piol
                                       ----------------------------------
                                    Name: Alessandro Piol
                                    Its: Managing Director